SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        American Financial Holdings, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   026075-10-1
                            ------------------------
                                 (CUSIP Number)

                               September 20, 2001
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /x/ Rule 13d-1 (b)
         /_/ Rule 13d-1 (c)
         /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)                 Page 1 of 4 pages

---------------------------------------- ---------------------------------- ---------------------------------------
CUSIP NO. 026075-10-1                                  13G/A                Page 2 of 4 Pages
---------------------------- ----- ---------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           American Savings Foundation
---------- ---------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                  (a) |_|
                                                                                  (b) |_|
----------- ---------------------------------------------------------------------------------------------------------

3          SEC USE ONLY



---------- ---------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Non-stock corporation incorporated in Delaware.
---------------------------- ----- ---------------------------------------------------------------------------------

                             5     SOLE VOTING POWER
                                          2,138,600

                             ----- ---------------------------------------------------------------------------------

                             6     SHARED VOTING POWER
                                              0

                             ----- ---------------------------------------------------------------------------------

            NUMBER OF        7     SOLE DISPOSITIVE POWER
             SHARES                       2,138,600
          BENEFICIALLY
             OWNED BY        ----- ---------------------------------------------------------------------------------
              EACH
            REPORTING        8     SHARED DISPOSITIVE POWER
             PERSON                          -0-
              WITH
---------- ---------------------------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,138,600

---------- ---------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                10.0% of 21,376,171 shares of common stock outstanding
                as of September 20, 2001.

---------- ---------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON*
               CO

---------- ---------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

                           AMERICAN SAVINGS FOUNDATION
                                 SCHEDULE 13G/A

Item 1(a)         Name of Issuer:
                  American Financial Holdings, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  102 West Main Street
                  New Britain, CT  06051

Item 2(a)         Name of Person Filing:
                  American Savings Foundation

Item 2(b)         Address of Principal Business Offices or, if none, Residence:
                  185 Main Street
                  New Britain, CT 06051

Item 2(c)         Citizenship: Non-stock corporation incorporated in Delaware.

Item 2(d) Title of Class of Securities: Common stock, par value $.01 per share

Item 2(e)         CUSIP Number: 026075-10-1

Item 3            The person filing this statement is an endowment fund.

Item 4 Ownership. As of September 20, 2001, the reporting person beneficially owned 2,138,600 shares of the issuer. This number of shares represents 10.0% of the common stock, par value $.01, of the issuer, based upon 21,376,171 shares of such common stock outstanding as of September 20, 2001. As of September 20, 2001, the reporting person has sole power to vote or to direct the vote of all 2,138,600 shares, provided however, that the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders. The reporting person has the sole power to dispose or direct the disposition of all 2,138,600 shares of common stock.

Item 5            Ownership of Five Percent or Less of a Class.

                  N/A

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security


                               Page 3 of 4 pages

                  Being Reported on By the Parent Holding Company.

                  N/A

Item 8            Identification and Classification of Members of the Group.

                  N/A

Item 9            Notice of Dissolution of Group.

                  N/A

Item 10           Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               September 26, 2001

                  --------------------------------------------
                                     (Date)

                                /s/ David Davison

                  --------------------------------------------
                                   (Signature)

              David Davison, President and Chief Operating Officer
                           American Savings Foundation

                  --------------------------------------------
                                     (Title)

00200537.WPD
                               Page 4 of 4 pages